Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019. Management has identified a material weakness related to ineffective controls over research and technical accounting as more fully described within the Controls and Procedures section of the 2019 Management’s Discussion and Analysis.

The Board of Directors (“the Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (“the Committee”).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 24, 2020	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

2019 Methanex Corporation Annual Report    49

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has adopted IFRS 16 Leases using the modified retrospective method, under which the cumulative effect of initial application was recognized in retained earnings at January 1, 2019, the date of initial application.

Restatement

As discussed in Note 25 to the consolidated financial statements, the 2018 financial statements have been restated to correct an accounting error.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or

50    2019 Methanex Corporation Annual Report

complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Recognition and Measurement of Uncertain Tax Positions

As discussed in Notes 2(q) and 16 to the consolidated financial statements, the Company has recognized uncertain tax positions (“tax positions”) including associated interest and penalties. The Company’s tax positions are subject to audit by local taxing authorities across multiple global subsidiaries and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes the Company may owe may differ from the amounts recognized.

We identified the assessment of recognition and measurement of tax positions as a critical audit matter. A higher degree of auditor judgment was required in evaluating both the Company’s (1) determination of the probability that the tax authorities would accept the Company’s tax positions and (2) judgments regarding the ultimate resolution of the tax positions, including potential outcomes and associated probabilities.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to account for tax positions. This included controls over (1) the interpretation of tax law and identification of tax positions, (2) the determination of the probability that the tax authorities would accept the Company’s tax positions, and (3) the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge who assisted in:

∎	inspecting correspondence between the Company and the applicable taxing authorities;

∎	assessing tax positions, transfer pricing studies, and information obtained from external tax specialists and legal counsel;

∎	assessing the Company’s compliance with applicable laws and regulations;

∎	evaluating the Company’s interpretation of tax laws by developing an independent assessment based on our understanding and interpretation of tax laws; and

∎	evaluating the Company’s estimation of reserves by considering potential outcomes and associated probabilities.

Chartered Professional Accountants

We have served as the Company’s auditor since 1992.

Vancouver, Canada

March 24, 2020

2019 Methanex Corporation Annual Report    51

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Methanex Corporation’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 24, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective controls over research and technical accounting analysis has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ”Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

March 24, 2020

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Consolidated Statements of Financial Position

(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2019	Dec 31 2018
ASSETS
Current assets:
Cash and cash equivalents	$416,763	$256,077
Trade and other receivables (note 3)	488,721	514,568
Inventories (note 4)	281,052	387,959
Prepaid expenses	37,805	32,541
Other assets (note 7)	8,180	60,931
	1,232,521	1,252,076
Non-current assets:
Property, plant and equipment (note 5)	3,576,195	3,025,095
Investment in associate (note 6)	193,474	197,821
Deferred income tax assets (note 16)	111,614	59,532
Other assets (note 7)	82,811	74,475
	3,964,094	3,356,923
	$5,196,615	$4,608,999
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$493,754	$617,414
Current maturities on long-term debt (note 8)	38,420	383,793
Current maturities on lease obligations (note 9)	89,820	9,232
Current maturities on other long-term liabilities (note 10)	26,252	36,914
	648,246	1,047,353
Non-current liabilities:
Long-term debt (note 8)	1,730,433	1,074,493
Other long-term liabilities (note 10)	286,071	207,570
Lease obligations (note 9)	628,685	190,528
Deferred income tax liabilities (note 16)	272,820	281,214
	2,918,009	1,753,805
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2019 were 76,196,080 (2018 – 77,263,273)	440,472	446,544
Contributed surplus	1,783	1,597
Retained earnings	1,039,819	1,145,476
Accumulated other comprehensive loss	(150,389)	(82,404)
Shareholders’ equity	1,331,685	1,511,213
Non-controlling interests	298,675	296,628
Total equity	1,630,360	1,807,841
	$5,196,615	$4,608,999

Commitments and contingencies (notes 6 and 22)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	John Floren (Director)

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Consolidated Statements of Income

(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2019	2018
		(As restated - note 25)
Revenue (note 25)	$3,283,514	$4,482,702
Cost of sales and operating expenses (note 11 and 25)	(2,799,937)	(3,407,775)
Depreciation and amortization (note 11)	(344,127)	(245,303)
Egypt insurance recovery (note 3)	50,000	–
Operating income	189,450	829,624
Earnings of associate (note 6)	52,218	72,001
Finance costs (note 12)	(124,426)	(94,416)
Finance income and other expenses	3,598	4,266
Income before income taxes	120,840	811,475
Income tax (expense) recovery (note 16):
Current	(38,809)	(91,027)
Deferred	34,335	(62,464)
	(4,474)	(153,491)
Net income	$116,366	$657,984
Attributable to:
Methanex Corporation shareholders	$87,767	$568,982
Non-controlling interests (note 24)	28,599	89,002
	$116,366	$657,984
Income per common share for the period attributable to Methanex Corporation shareholders:
Basic net income per common share (note 13)	$1.15	$7.07
Diluted net income per common share (note 13)	$1.01	$6.92
Weighted average number of common shares outstanding	76,592,413	80,494,302
Diluted weighted average number of common shares outstanding	76,692,494	80,889,525

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)

For the years ended December 31	2019	2018
Net income	$116,366	$657,984
Other comprehensive income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 19)	(120,540)	362
Forward elements excluded from hedging relationship (note 19)	30,571	(14,874)
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans (note 21(a))	(4,479)	(1,483)
Taxes on above items	22,049	3,980
	(72,399)	(12,015)
Comprehensive income	$43,967	$645,969
Attributable to:
Methanex Corporation shareholders	$15,368	$556,967
Non-controlling interests (note 24)	28,599	89,002
	$43,967	$645,969

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Equity

(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$ (69,841)	$1,500,764	$244,347	$1,745,111
Net income	–	–	–	568,982	–	568,982	89,002	657,984
Other comprehensive income (loss)	–	–	–	548	(12,563)	(12,015)	–	(12,015)
Compensation expense recorded for stock options	–	–	362	–	–	362	–	362
Issue of shares on exercise of stock options	83,114	3,210	–	–	–	3,210	–	3,210
Reclassification of grant-date fair value on exercise of stock options	–	889	(889)	–	–	–	–	–
Payment for shares repurchased	(6,590,095)	(37,886)	–	(406,528)	–	(444,414)	–	(444,414)
Dividend payments to Methanex Corporation shareholders ($1.320 per common share)	–	–	–	(105,676)	–	(105,676)	–	(105,676)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(36,721)	(36,721)
Equity contributions by non-controlling interests	–	–	–	–	–	–	–	–
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	–	–	–	87,767	–	87,767	28,599	116,366
Other comprehensive loss	–	–	–	(4,414)	(67,985)	(72,399)	–	(72,399)
Compensation expense recorded for stock options	–	–	212	–	–	212	–	212
Issue of shares on exercise of stock options	2,700	86	–	–	–	86	–	86
Reclassification of grant-date fair value on exercise of stock options	–	26	(26)	–	–	–	–	–
Payment for shares repurchased	(1,069,893)	(6,184)	–	(46,621)	–	(52,805)	–	(52,805)
Dividend payments to Methanex Corporation shareholders ($1.440 per common share)	–	–	–	(107,876)	–	(107,876)	–	(107,876)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(20,978)	(20,978)
Acquisition of non-controlling interests	–	–	–	–	–	–	(2,219)	(2,219)
Impact of adoption of IFRS 16	–	–	–	(34,513)	–	(34,513)	(3,355)	(37,868)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended December 31	2019	2018
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$116,366	$657,984
Deduct earnings of associate	(52,218)	(72,001)
Dividends received from associate	56,159	63,102
Add (deduct) non-cash items:
Depreciation and amortization	344,127	245,303
Income tax expense	4,474	153,491
Share-based compensation recovery	(3,950)	(6,289)
Finance costs	124,426	94,416
Other	(901)	3,681
Income taxes paid	(43,909)	(106,035)
Other cash payments, including share-based compensation	(38,569)	(59,444)
Cash flows from operating activities before undernoted	506,005	974,208
Changes in non-cash working capital (note 17(a))	9,426	5,998
	515,431	980,206
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(52,805)	(444,414)
Dividend payments to Methanex Corporation shareholders	(107,876)	(105,676)
Interest paid	(115,283)	(90,008)
Net proceeds on issue of long-term debt	695,533	–
Repayment of long-term debt and financing fees	(388,216)	(213,622)
Repayment of lease obligations	(101,812)	(8,293)
Restricted cash for debt service accounts	(10,067)	3,804
Cash distributions to non-controlling interests	(23,613)	(104,258)
Proceeds on issue of shares on exercise of stock options	86	3,210
Proceeds from limited recourse debt	–	166,000
	(104,053)	(793,257)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(208,467)	(190,561)
Geismar plant under construction	(115,393)	(53,915)
Restricted cash for capital projects	61,657	(60,931)
Changes in non-cash working capital related to investing activities (note 17(a))	11,511	(944)
	(250,692)	(306,351)
Increase (decrease) in cash and cash equivalents	160,686	(119,402)
Cash and cash equivalents, beginning of year	256,077	375,479
Cash and cash equivalents, end of year	$416,763	$256,077

See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

Year ended December 31, 2019

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 24, 2020.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

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g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the long-term methanol price or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

60    2019 Methanex Corporation Annual Report

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

i) Leases:

The Company transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods and therefore continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 9.

Policy applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

∎

the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

∎	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

∎

the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 19 years for vessels, terminals, equipment, and other items.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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Policy applicable before January 1, 2019

Leasing contracts are classified as either finance or operating leases based on the substance of the contractual arrangement at inception date. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. Where the contracts are classified as finance leases, upon initial recognition, the asset and liability are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Finance lease payments are apportioned between interest expense and repayments of the liability. Where the contracts are classified as operating leases, they are not recognized in the Company’s consolidated statements of financial position and lease payments are charged to income as they are incurred on a straight line basis over the lease term.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (“SARs”) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

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Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.

Performance share units granted prior to 2019 have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range 25% to 150% based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest.

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (“ROCE”) (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management’s best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.

m) Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

The calculation of basic net income per common share and a reconciliation to diluted net income per common share is presented in note 13.

n) Revenue recognition:

Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.

By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company’s customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company’s revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company (see note 25).

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o) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to the complex nature of these products and the potential impact on our financial statements.

p) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.

q) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

r) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

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s) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

t) Application of new and revised accounting standards:

IFRS 16, Leases

The Company adopted IFRS 16, Leases (“IFRS” or “the standard”) which eliminates the operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases (“IAS 17”) and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

The Company transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, the Company elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

On transition to IFRS 16, the Company recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring lease liabilities, the Company discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%. The following reconciliation to the opening balance for lease liabilities as at January 1, 2019 is based upon the operating lease commitments as at December 31, 2018:

Jan 1, 2019
Operating lease commitments at December 31, 2018	$427,289
Discounted using the incremental borrowing rate at January 1, 2019	4.4%
Finance lease liabilities recognized as at December 31, 2018	$358,440
Recognition exception for:
Short-term leases	(777)
Leases of low-value assets	(8)
Extension and termination options reasonably certain to be exercised	75,753
Scope changes due to IFRS 16	18,880
Other	594
Lease liabilities at January 1, 2019	$452,882

IFRIC 23, Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty Over Income Tax Treatments, as issued by the IASB in 2017, which clarifies the accounting for uncertainties over income taxes, and which is effective for annual periods beginning on or after January 1, 2019. Application of the interpretation had no impact on the Company’s results of operations or financial position.

u) Anticipated changes to International Financial Reporting Standards:

The Company does not expect that any new or amended standards or interpretations that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2019	Dec 31 2018
Trade	$343,959	$412,662
Egypt insurance recovery(a)	50,000	–
Value-added and other tax receivables	44,408	37,823
Egypt gas contract recoveries	–	6,227
Other	50,354	57,856
	$488,721	$514,568

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a) Egypt insurance recovery:

We experienced an outage at the Egypt plant from April to August 2019. We have recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. At December 31, 2019, the insurance recovery is included in Trade and other receivables as final settlement has not been received.

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2019 is $2,742 million (2018 - $3,309 million). Cost of sales and operating expenses for 2018 has been restated to reflect the new accounting policy. Refer to note 25 for more information.

5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2019	$ 2,940,777	$ 635,418	$ 3,576,195
Net book value at December 31, 2018	$ 2,857,266	$ 167,829	$ 3,025,095

a) Owned assets:

	Buildings, plant installations and machinery	Plants under construction	Ocean going vessels	Other	TOTAL
Cost at January 1, 2019	$4,698,142	$–	$183,419	$189,058	$5,070,619
Additions	150,570	118,249	57,479	4,338	330,636
Disposals and other	(61,197)	–	(38,951)	(1,306)	(101,454)
Transfers[1]	–	37,622	–	(37,622)	–
Cost at December 31, 2019	4,787,515	155,871	201,947	154,468	5,299,801
Accumulated depreciation at January 1, 2019	2,047,735	–	48,426	117,192	2,213,353
Disposals and other	(63,169)	–	(31,620)	(1,597)	(96,386)
Depreciation	230,494	–	8,642	2,921	242,057
Accumulated depreciation at December 31, 2019	2,215,060	–	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777

[1]

During 2019, the Company reclassified $38 million of assets, including $19 million of land, relating to the construction of Geismar 3 from Other to Plants under construction upon announcement of its final investment decision in July 2019.

	Buildings, plant installations and machinery	Plants under construction	Ocean going vessels	Other	TOTAL
Cost at January 1, 2018	$4,648,924	$–	$144,423	$131,070	$4,924,417
Additions	180,437	–	40,284	58,349	279,070
Disposals and other	(131,219)	–	(1,288)	(361)	(132,868)
Cost at December 31, 2018	4,698,142	–	183,419	189,058	5,070,619
Accumulated depreciation at January 1, 2018	1,956,317	–	40,427	111,193	2,107,937
Disposals and other	(124,920)	–	(1,194)	(360)	(126,474)
Depreciation	216,338	–	9,193	6,359	231,890
Accumulated depreciation at December 31, 2018	2,047,735	–	$48,426	117,192	2,213,353
Net book value at December 31, 2018	$2,650,407	$–	$134,993	$71,866	$2,857,266

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b) Right-of-use (leased) assets:

	Ocean going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2019	$370,654	$207,721	$19,705	$30,399	$628,479
Additions	144,764	13,582	3,908	9,738	171,992
Disposals and other	(757)	–	–	(1,617)	(2,374)
Cost at December 31, 2019	514,661	221,303	23,613	38,520	798,097
Accumulated depreciation at January 1, 2019	15,204	29,333	5,444	–	49,981
Disposals and other	–	–	–	–	–
Depreciation	74,439	29,907	2,423	5,929	112,698
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418

	Ocean going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2018	$87,800	$111,941	$16,032	$–	$215,773
Additions	–	2,037	–	–	2,037
Disposals and other	–	–	–	–	–
Cost at December 31, 2018	87,800	113,978	16,032	–	217,810
Adjustments due to IFRS 16	282,854	93,743	3,673	30,399	410,669
Adjusted cost at January 1, 2019	370,654	207,721	19,705	30,399	628,479
Accumulated depreciation at January 1, 2018	9,351	20,777	3,799	–	33,927
Disposals and other	–	–	–	–	–
Depreciation	5,853	8,556	1,645	–	16,054
Accumulated depreciation at December 31, 2018	15,204	29,333	5,444	–	49,981
Net book value at December 31, 2018	$72,596	$84,645	$10,588	$–	$167,829

Refer to note 2 for the impact upon adoption of IFRS 16 on the right-of-use assets and note 9 for lease obligations.

6. Investment in associate:

a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (“Atlas”). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2019	Dec 31 2018
Cash and cash equivalents	$50,149	$9,367
Other current assets[1]	60,709	104,742
Non-current assets	241,860	255,822
Current liabilities[1]	(28,191)	(32,022)
Other long-term liabilities, including current maturities	(138,866)	(145,359)
Net assets at 100%	$185,661	$192,550
Net assets at 63.1%	$117,152	$121,499
Long-term receivable from Atlas[1]	76,322	76,322
Investment in associate	$193,474	$197,821

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Consolidated statements of income for the years ended December 31	2019	2018
Revenue[1]	$359,425	$512,214
Cost of sales and depreciation and amortization	(217,333)	(322,325)
Operating income	142,092	189,889
Finance costs, finance income and other expenses	(11,381)	(10,841)
Income tax expense	(47,957)	(64,942)
Net earnings at 100%	$82,754	$114,106
Earnings of associate at 63.1%	$52,218	$72,001
Dividends received from associate	$56,159	$63,102

[1]	Includes related party transactions between Atlas and the Company (see note 23).

b) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2013 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts with affiliates that commenced in 2005 and continued through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of Atlas produced methanol.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

7. Other assets:

As at	Dec 31 2019	Dec 31 2018
Restricted cash(a)	$39,413	$18,545
Restricted cash and cash equivalents for vessels under construction(b)	–	66,452
Chile VAT receivable	20,874	22,595
Investment in Carbon Recycling International	4,620	4,620
Defined benefit pension plans (note 21)	5,856	5,150
Other	20,228	18,044
Total other assets	$90,991	$135,406
Less current portion(c)	(8,180)	(60,931)
	$82,811	$74,475

a) Restricted cash

The Company holds $39.4 million (2018 – $18.5 million) of restricted cash for the funding of debt service accounts.

b) Restricted cash and cash equivalents for vessels under construction

As at December 31, 2019, the Company holds nil (2018 – $66.5 million, of which $60.9 million was recorded as current) in short-term, highly liquid investments held under restricted terms, for the construction of vessels.

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c) Current portion of other assets

Other assets reclassified to current as at December 31, 2019 includes $3.3 million of restricted cash received as a government grant and restricted for specific capital use, as well as $4.9 million for an asset held for sale representing a vessel which the Company has entered into agreement to sell to a third party.

8. Long-term debt:

As at	Dec 31 2019	Dec 31 2018
Unsecured notes
(i) 3.25% due December 15, 2019	$–	$349,026
(ii) 5.25% due March 1, 2022	248,912	248,480
(iii) 4.25% due December 1, 2024	297,607	297,232
(iv) 5.25% due December 15, 2029	693,822	–
(v) 5.65% due December 1, 2044	295,321	295,238
	1,535,662	1,189,976
Egypt limited recourse debt facilities	75,165	101,226
Other limited recourse debt facilities
(i) LIBOR+0.75% to LIBOR+2.5% due through 2019 to 2021	1,526	5,483
(ii) 5.58% due through June 30, 2031	73,700	77,709
(iii) 5.35% due through September 30, 2033	82,800	83,892
	158,026	167,084
Total long-term debt[1]	1,768,853	1,458,286
Less current maturities[1]	(38,420)	(383,793)
	$1,730,433	$1,074,493

[1]	Long-term debt and current maturities are presented net of discounts and deferred financing fees of $20.4 million as at December 31, 2019 (2018 – $17.6 million).

The Egypt limited recourse debt facilities have interest payable semi-annually with rates based on LIBOR plus a spread ranging from 0.9% to 1.6% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.

Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company’s control. During 2018, the Company, through 50% owned entities, issued other limited recourse debt for $86 million bearing an interest rate of 5.35% with principal repayments due through September 2033. The debt was used to acquire two ocean going vessels in 2019. During 2018, the Company also issued $80 million of other limited recourse debt facilities bearing an interest rate of 5.58% with principal repayments due through June 2031, using the proceeds to repay $60.6 million of other limited recourse debt facilities.

For the year ended December 31, 2019, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.6 million (2018 – $3.6 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Egypt limited recourse debt facilities	Other limited recourse debt facilities	Unsecured notes	Total
2020	$29,525	$9,852	$–	$39,377
2021	31,552	9,128	–	40,680
2022	16,606	10,213	250,000	276,819
2023	–	10,778	–	10,778
2024	–	10,841	300,000	310,841
Thereafter	–	110,763	1,000,000	1,110,763
	$77,683	$161,575	$1,550,000	$1,789,258

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The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding entities which we control but do not fully own, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

During 2019, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.25%, due December 15, 2029 and repaid $350 million of unsecured notes due December 15, 2019. The Company also secured an $800 million non-revolving construction facility for the Geismar 3 project and renewed its $300 million committed revolving credit facility, both with highly rated financial institutions. As at December 31, 2019 both credit facilities are undrawn and expire in July 2024.

Significant covenants and default provisions under both facilities include:

i)

the obligation to maintain an EBITDA to interest coverage ratio of not less than or equal to 2:1 calculated on a four-quarter trailing basis where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

ii)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

iii)

a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Shareholder distributions are not permitted unless the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2019, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Lease obligations:

Finance lease obligations at December 31, 2018	$199,760
Adjustment on initial adoption of IFRS 16 (note 2 (t))	452,882
Lease obligations – IFRS 16 adjusted	652,642
Additions, net of disposals	168,216
Interest expense	43,288
Lease payments	(145,100)
Effect of movements in exchange rates and other	(541)
Lease obligations at December 31, 2019	718,505
Less: current portion	(89,820)
Lease obligations – non current portion	$628,685

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

70    2019 Methanex Corporation Annual Report

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2019:

	Lease payments	Interest component	Lease obligations
2020	$134,175	$44,355	$89,820
2021	111,305	41,136	70,169
2022	100,715	37,453	63,262
2023	95,606	33,677	61,929
2024	88,445	30,011	58,434
Thereafter	477,850	102,959	374,891
	$1,008,096	$289,591	$718,505

Variable lease payments and short-term and low value leases

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2019 was $83.7 million. Short-term leases are leases with a lease term of twelve months or less while low-value leases comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2019 were $0.5 million.

Extension options

Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $70.6 million.

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean going vessels	$462,843	$22,464
Terminal and tanks	194,665	31,210
Other	60,997	16,914
Total	$718,505	$70,588

Leases not yet commenced

As at December 31, 2019, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to future cash outflows not reflected in lease liabilities is $6.6 million.

10. Other long-term liabilities:

As at	Dec 31 2019	Dec 31 2018
Site restoration costs	$31,092	$27,638
Share-based compensation liability (note 14)	18,382	52,794
Cash flow hedges (note 19)	195,124	105,721
Defined benefit pension plans (note 21)	28,121	24,783
Land mortgage	29,849	30,242
Government grant construction obligation	3,173	–
Other	6,582	3,306
	312,323	244,484
Less current maturities	(26,252)	(36,914)
	$286,071	$207,570

2019 Methanex Corporation Annual Report    71

Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2019, the total undiscounted amount of estimated cash flows required to settle the liabilities was $38.1 million (2018 – $37.6 million). The movement in the provision during the year is explained as follows:

	2019	2018
Balance at January 1	$27,638	$33,975
New or revised provisions	2,638	(7,036)
Accretion expense	816	699
Balance at December 31	$31,092	$27,638

11. Expenses:

For the years ended December 31	2019	2018
		(As restated – note 25)
Cost of sales	$2,570,840	$ 3,128,237
Selling and distribution	498,738	464,474
Administrative expenses	74,486	60,367
Total expenses by function	$3,144,064	$ 3,653,078
Cost of raw materials and purchased methanol	$2,169,027	$ 2,742,370
Ocean freight and other logistics	334,650	399,293
Employee expenses, including share-based compensation	184,171	182,519
Other expenses	112,089	83,593
Cost of sales and operating expenses[1]	2,799,937	3,407,775
Depreciation and amortization	344,127	245,303
Total expenses by nature	$3,144,064	$ 3,653,078

[1]	Cost of sales and operating expenses for 2018 has been restated. Refer to note 25 for more information.

For the year ended December 31, 2019 we recorded a share-based compensation recovery of $4.0 million (2018 – recovery of $6.3 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.

Included in cost of sales is $359 million (2018 – $512 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.

12. Finance costs:

For the years ended December 31	2019	2018
Finance costs before capitalized interest	$127,282	$95,631
Less capitalized interest related to Geismar plant under construction	(2,856)	(1,215)
Finance costs	$124,426	$94,416

Finance costs are primarily comprised of interest on borrowings and lease obligations, amortization of deferred financing fees and accretion expense associated with site restoration costs.

13. Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2019 and 2018, and an adjustment was required for both the numerator and denominator for TSARS.

72    2019 Methanex Corporation Annual Report

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2019 and 2018, stock options were considered dilutive resulting in an adjustment to the denominator in both periods.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2019	2018
Numerator for basic net income per common share	87,767	$568,982
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(5,433)	(4,314)
Equity-settled expense	(4,807)	(4,769)
Numerator for diluted net income per common share	77,527	$559,899

A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

For the years ended December 31	2019	2018
Denominator for basic net income per common share	76,592,413	80,494,302
Effect of dilutive stock options	17,325	67,631
Effect of dilutive TSARS	82,756	327,592
Denominator for diluted net income per common share	76,692,494	80,889,525

For the years ended December 31, 2019 and 2018, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2019	2018
Basic net income per common share	$1.15	$7.07
Diluted net income per common share	$1.01	$6.92

14. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2019, the Company had 4,311,729 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2019 and 2018 are as follows:

	SARs		TSARs
	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2017	1,450,077	$45.11	2,043,495	$46.62
Granted	141,300	55.28	330,400	55.37
Exercised	(669,931)	39.00	(918,327)	42.48
Cancelled	(16,582)	53.12	(8,267)	47.25
Expired	(7,981)	28.74	—	—
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24
Granted	29,320	57.60	294,680	56.70
Exercised	(39,662)	37.25	(45,769)	37.08
Cancelled	(29,134)	54.72	(34,885)	53.38
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55

2019 Methanex Corporation Annual Report    73

Information regarding the SARs and TSARs outstanding as at December 31, 2019 is as follows:

	Units outstanding at December 31, 2019			Units exercisable at December 31, 2019
Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$25.97 to $35.51	3.17	186,980	$34.59	186,980	$34.59
$38.24 to $50.17	2.91	191,684	46.39	141,597	45.07
$54.65 to $78.59	2.91	478,743	61.08	362,759	62.73
	2.97	857,407	$52.02	691,336	$51.50
TSARs
$25.97 to $35.51	3.17	308,837	$34.59	308,837	$34.59
$38.24 to $50.17	3.52	386,471	47.62	263,269	46.82
$54.65 to $78.59	4.06	966,019	60.27	482,156	63.91
	3.77	1,661,327	$52.55	1,054,262	$51.05

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2019 and 2018 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.6%	2.6%
Expected dividend yield	3.7%	2.7%
Expected life of SARs and TSARs (years)	1.2	1.5
Expected volatility	38%	35%
Expected forfeitures	0.1%	0.2%
Weighted average fair value (USD per share)	$3.03	$7.93

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2019 was $7.8 million compared with the recorded liability of $7.3 million. The difference between the fair value and the recorded liability of $0.5 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2019, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $8.7 million (2018 – recovery of $1.2 million). This included a recovery of $13.7 million (2018 – recovery of $7.8 million) related to the effect of the change in the Company’s share price.

74    2019 Methanex Corporation Annual Report

b) Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2019 and 2018 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (old plan)	Number of performance share units (new plan)
Outstanding at December 31, 2017	224,846	20,455	604,895	–
Granted	7,752	8,700	149,200	–
Performance factor impact on redemption[1]	–	–	(127,733)	–
Granted in lieu of dividends	4,495	545	12,303	–
Redeemed	(28,001)	(12,339)	(42,577)	–
Cancelled	–	–	(16,310)	–
Outstanding at December 31, 2018	209,092	17,361	579,778	–
Granted	14,158	79,240	–	134,930
Performance factor impact on redemption[1]	–	–	132,215	–
Granted in lieu of dividends	4,031	2,840	9,909	4,464
Redeemed	(137,515)	(15,428)	(396,635)	–
Cancelled	–	(845)	(21,822)	(1,356)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038

[1]

Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2018 and March 31, 2019.

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management’s best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2019 was $14.7 million compared with the recorded liability of $11.0 million. The difference between the fair value and the recorded liability of $3.7 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years.

For the year ended December 31, 2019, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $4.5 million (2018 – recovery of $5.1 million). This included a recovery of $4.9 million (2018 – recovery of $8.9 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

2019 Methanex Corporation Annual Report    75

Common shares reserved for outstanding incentive stock options as at December 31, 2019 and 2018 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2017	262,535	$45.09
Granted	21,900	54.65
Exercised	(83,114)	38.89
Cancelled	(3,100)	57.26
Outstanding at December 31, 2018	198,221	$48.55
Granted	7,410	57.60
Exercised	(2,700)	31.73
Cancelled	(2,300)	52.31
Outstanding at December 31, 2019	200,631	$49.07

Information regarding the stock options outstanding as at December 31, 2019 is as follows:

	Options outstanding at December 31, 2019			Options exercisable at December 31, 2019
Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$25.97 to $35.51	3.17	53,767	$34.59	53,767	$34.59
$38.24 to $50.17	1.96	56,554	43.56	47,751	42.35
$54.65 to $78.59	2.88	90,310	61.14	69,033	62.82
	2.70	200,631	$49.07	170,551	$48.19

For the year ended December 31, 2019, compensation expense related to stock options was $0.2 million (2018 – $0.4 million).

15. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2019 and 2018, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2019	$998,302	$634,647	$581,631	$320,394	$307,706	$145,386	$295,448	$3,283,514
	30%	19%	18%	11%	9%	4%	9%	100%
2018	$1,228,239	$933,981	$813,558	$489,609	$392,519	$188,500	$436,296	$4,482,702
(As restated - note 25)	27%	21%	18%	11%	9%	4%	10%	100%

As at December 31, 2019 and 2018, the net book value of property, plant and equipment by country was as follows:

Property, plant and equipment[1]	United States	Egypt	New Zealand	Trinidad	Canada	Chile	WFS	Other	TOTAL
December 31, 2019	$1,548,165	$657,961	$282,493	$146,273	$127,075	$145,892	$602,344	$65,992	$3,576,195
December 31, 2018	$1,407,693	$680,730	$314,281	$142,045	$126,488	$132,494	$207,840	$13,524	$3,025,095
Adjustments due to IFRS 16	48,029	14,551	1,070	849	–	9,687	282,854	53,629	410,669
January 1, 2019	$1,455,722	$695,281	$315,351	$142,894	$126,488	$142,181	$490,694	$67,153	$3,435,764

[1]	Includes impact of IFRS 16.

76    2019 Methanex Corporation Annual Report

16. Income and other taxes:

a) Income tax expense:

For the years ended December 31	2019	2018
Current tax recovery (expense):
Current period before undernoted items	$(38,953)	$(117,496)
Benefit from unrecognised loss carry forwards	–	23,860
Adjustments to prior years	144	2,609
	(38,809)	(91,027)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	31,389	(56,258)
Adjustments to prior years	(138)	(2,331)
Changes in tax rates	2,141	35
Other	943	(3,910)
	34,335	(62,464)
Total income tax expense	$(4,474)	$(153,491)

b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2019	2018
Income before income taxes	$120,840	$811,475
Deduct earnings of associate	(52,218)	(72,001)
	68,622	739,474
Canadian statutory tax rate	26.8%	27.0%
Income tax expense calculated at Canadian statutory tax rate	(18,411)	(199,658)
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	7,001	15,754
Utilization of unrecognised loss carryforwards and temporary differences	6,945	31,325
Impact of tax rate changes	2,141	35
Impact of foreign exchange	(484)	(173)
Other business taxes	(2,798)	(7,750)
Impact of non-taxable recovery items	1,826	7,015
Adjustments to prior years	6	278
Other	(700)	(317)
Total income tax expense	$(4,474)	$(153,491)

Effective from July 1, 2019 changes in Alberta provincial corporate income tax rates resulted in a lower statutory tax rate applicable to Methanex in Canada in 2019 when compared to 2018.

2019 Methanex Corporation Annual Report    77

c) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

As at	Dec 31, 2019			Jan 1, 2019
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(447,077)	$(250,890)	$(196,187)	$(425,743)	$(212,087)	$(213,656)
Right-of-use assets	(45,501)	(26,725)	(18,776)	(53,400)	(39,600)	(13,800)
Repatriation taxes	(93,363)	–	(93,363)	(94,446)	–	(94,446)
Other	(10,424)	(48)	(10,376)	(14,930)	(6,700)	(8,230)
	(596,365)	(277,663)	(318,702)	(588,519)	(258,387)	(330,132)
Non-capital loss carryforwards	286,004	286,004	–	233,237	233,237	–
Lease obligations	56,802	33,979	22,823	63,415	45,239	18,176
Share-based compensation	3,075	–	3,075	10,908	1,170	9,738
Other	89,278	69,294	19,984	63,806	38,806	25,000
	435,159	389,277	45,882	371,366	318,452	52,914
Net deferred income tax assets (liabilities)	$(161,206)	$111,614	$(272,820)	$(217,153)	$60,065	$(277,218)

The comparative as at January 1, 2019 has been presented to reflect the adjustments in adoption of IFRS 16. Deferred tax assets/liabilities in respect of finance leases held as at December 31, 2018 that were previously reflected under Other have been presented under the right-of-use assets and lease obligations as at January 1, 2019 and as at December 31, 2019. The table below shows the impact of the adjustment on adoption of IFRS 16 and new presentation to the December 31, 2018 finance lease balances:

As at	Jan 1, 2019			Dec 31, 2018
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(425,743)	$(212,087)	$(213,656)	$(425,743)	$(212,087)	$(213,656)
Right-of-use assets	(53,400)	(39,600)	(13,800)	–	–	–
Repatriation taxes	(94,446)	–	(94,446)	(94,446)	–	(94,446)
Other	(14,930)	(6,700)	(8,230)	(14,930)	(6,700)	(8,230)
	(588,519)	(258,387)	(330,132)	(535,119)	(218,787)	(316,332)
Non-capital loss carryforwards	233,237	233,237	–	233,237	233,237	–
Lease obligations	63,415	45,239	18,176	–	–	–
Share-based compensation	10,908	1,170	9,738	10,908	1,170	9,738
Other	63,806	38,806	25,000	69,292	43,912	25,380
	371,366	318,452	52,914	313,437	278,319	35,118
Net deferred income tax assets (liabilities)	$(217,153)	$60,065	$(277,218)	$(221,682)	$59,532	$(281,214)

As at December 31, 2019, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31, 2019
	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$333,240	$76,645
Losses generated in 2016 (expires 2036)	432,581	99,494
Losses generated in 2017 (expires 2037)	234,941	54,036
	1,000,762	230,175
No expiry
Losses generated in 2019	242,734	55,829
Total non-capital loss carryforwards	$1,243,496	$286,004

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.

78    2019 Methanex Corporation Annual Report

As at December 31, 2019 the Company had $323 million (2018 – $ 354 million) of deductible temporary differences in the United States that have not been recognized.

(ii) Analysis of the change in deferred income tax assets and liabilities:

	2019			2018
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(221,682)	$59,532	$(281,214)	$(164,091)	$102,341	$(266,432)
Adjustment on adoption of IFRS 16	4,529	533	3,996	–	–	–
Balance, January 1 (restated)	(217,153)	60,065	(277,218)	(164,091)	102,341	(266,432)
Deferred income tax recovery (expense) included in net income	34,335	28,875	5,460	(62,464)	(44,277)	(18,187)
Deferred income tax recovery included in other comprehensive income	22,049	21,871	178	3,980	1,253	2,727
Other	(437)	803	(1,240)	893	215	678
Balance, December 31	$(161,206)	$111,614	$(272,820)	$(221,682)	$59,532	$(281,214)

17. Supplemental cash flow information:

a) Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2019 and 2018 are as follows:

For the years ended December 31	2019	2018
Changes in non-cash working capital:
Trade and other receivables	$25,847	$22,068
Inventories	106,907	(83,495)
Prepaid expenses	(5,264)	(5,993)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(123,660)	(9,403)
	3,830	(76,823)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	17,107	81,877
Changes in non-cash working capital	$20,937	$5,054
These changes relate to the following activities:
Operating	$9,426	$5,998
Financing	–	–
Investing	11,511	(944)
Changes in non-cash working capital	$20,937	$5,054

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2018	$1,458,286	$199,760
Lease obligation recognized on adoption of IFRS16	–	452,882
Balance at January 1, 2019	$1,458,286	652,642
Changes from financing cash flows
Repayment of long-term debt and financing fees	(388,216)	–
Net proceeds on issue of long-term debt	695,533	–
Payment of lease obligations	–	(101,812)
Total changes from financing cash flows	$307,317	$(101,812)
Liability-related other changes
Finance costs	$3,250	$–
New lease obligations	–	168,216
Other	–	(541)
Total liability-related other changes	$3,250	$167,675
Balance at December 31, 2019	$1,768,853	$718,505

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18. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

As at	Dec 31 2019	Dec 31 2018
Liquidity:
Cash and cash equivalents	$416,763	$256,077
Undrawn credit facilities	300,000	300,000
Undrawn construction facilities	800,000	–
Total liquidity	$1,516,763	$556,077
Capitalization:
Unsecured notes, including current portion	$1,535,662	$1,189,976
Egypt limited recourse debt facilities, including current portion	75,165	101,226
Other limited recourse debt facilities, including current portion	158,026	167,084
Total debt	1,768,853	1,458,286
Non-controlling interests	298,675	296,628
Shareholders’ equity	1,331,685	1,511,213
Total capitalization	$3,399,213	$3,266,127
Total debt to capitalization[1]	52%	45%
Net debt to capitalization[2]	45%	40%

[1]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

During 2019, Company renewed its $300 million committed revolving credit facility, and also secured an $800 million non-revolving construction facility for the Geismar 3 project. As at December 31, 2019 both credit facilities are undrawn, are with a syndicate of highly rated financial institutions, and expire in July 2024. The credit facilities are subject to certain financial covenants (note 8).

19. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions.

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The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2019	Dec 31 2018
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$10	$327
Financial assets not measured at fair value:
Cash and cash equivalents	416,763	256,077
Trade and other receivables, excluding tax receivable	473,980	504,661
Restricted cash included in other assets	39,413	18,545
Restricted cash and cash equivalents for vessels under construction included in other assets	–	66,452
Total financial assets[2]	$930,166	$846,062
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$195,504	$105,721
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	406,260	523,965
Long-term debt, including current portion	1,768,853	1,458,286
Total financial liabilities	$2,370,617	$2,087,972

[1]

The Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2019, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all the Company’s derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationships.

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

Natural gas forward contracts

The Company has elected to manage its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical. The Company has entered into financial forward contracts to manage its exposure to changes in natural gas prices for 40% of the Geismar 2 gas requirements to 2025, and a physical forward contract for the equivalent of approximately one-third of the Geismar 3 facility from 2023 to 2032, which are designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility for 2021 and 2022 designated as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2019.

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As at December 31, 2019, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $970 million (2018 – $426 million) and a net negative fair value of $195.1 million (2018 – $105.7 million) included in other long-term liabilities. As at December 31, 2019, the forward contracts for the Geismar 2 facility had an average contract price of $3.89 per mmbtu (2018 – $3.81 per mmbtu) over the remaining six year term, new Geismar forward contracts with an average contract price of $3.24 per mmbtu (2018 – nil) from 2023-2032, and for the forward contracts for the Medicine Hat facility had an average contract price of $1.96 per mmbtu (2018 – $1.96 per mmbtu).

Forward exchange contracts

The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated transactions. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2019.

As at December 31, 2019, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euros at a fixed U.S. dollar exchange rate with a notional amount of 18 million euros (2018 – 45 million euros) and a negative fair value of $0.4 million included in current liabilities (2018 – positive fair value of $0.3 million included in current assets).

Fair value liabilities

The table below shows net cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted payment dates. The amounts reflect the maturity profile of the fair value liabilities and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2019	Dec 31 2018
Within one year	$17,620	$6,679
1-3 years	45,432	35,551
3-5 years	56,887	40,130
More than 5 years	124,365	40,928
	$244,304	$123,288

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil as at December 31, 2019 (2018 – $0.3 million).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$1,786,025	$1,831,292	$1,472,117	$1,442,046

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the

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unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

20. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company’s future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas hedges in Geismar and Medicine Hat to manage its exposure to natural gas price risk.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long-term debt obligations.

As at	Dec 31 2019	Dec 31 2018
Fixed interest rate debt:
Unsecured notes	$1,535,662	$1,189,976
Other limited recourse debt facilities	156,500	161,601
	$1,692,162	$1,351,577
Variable interest rate debt:
Egypt limited recourse debt facilities	$75,165	$101,226
Other limited recourse debt facilities	1,526	5,483
	$76,691	$106,709

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $130.6 million as of December 31, 2019 (2018 – $76.0 million).

The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt, a 1% change in LIBOR would result in a change in annual interest payments of $0.8 million as of December 31, 2019 (2018 – $1.1 million).

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

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The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2019, the Company had a net working capital asset of $74.2 million in non U.S. dollar currencies (2018 – $104.4 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.4 million (2018 – $10.4 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2019, the Company had $417 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $300 million provided by highly rated financial institutions that expires in July 2024. The Company also has an undrawn credit facility of $800 million for the construction of the Geismar 3 project that expires in July 2024.

In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2019	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$397,173	$397,173	$397,173	$–	$–	$–
Lease obligations	718,505	1,008,096	134,175	212,020	184,051	477,850
Long-term debt[2]	1,768,853	2,724,777	129,901	484,025	467,933	1,642,918
Cash flow hedges[3]	195,504	244,304	17,620	45,432	56,887	124,365
	$3,080,035	$4,374,350	$678,869	$741,477	$708,871	$2,245,133

[1]	Excludes tax and accrued interest.

[2]

Contractual cash flows include contractual interest payments related to debt obligations and lease obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2019.

[3]	Cash flow hedges includes the impact of discounting and credit valuation adjustments

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2019 substantially all of the trade receivables were classified as current.

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Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

21. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2019	Dec 31 2018
Accrued benefit obligations:
Balance, beginning of year	$60,618	$65,393
Current service cost	2,639	1,981
Past service cost	–	1,279
Interest cost on accrued benefit obligations	2,196	2,247
Benefit payments	(7,092)	(3,558)
Actuarial (gain) loss	8,041	(652)
Foreign exchange (gain) loss	(341)	(6,072)
Balance, end of year	66,061	60,618
Fair values of plan assets:
Balance, beginning of year	40,955	46,991
Interest income on assets	1,396	1,420
Contributions	4,056	2,452
Benefit payments	(7,092)	(3,558)
Return (loss) on plan assets	2,500	(2,846)
Foreign exchange gain (loss)	2,076	(3,504)
Balance, end of year	43,891	40,955
Unfunded status	22,170	19,663
Minimum funding requirement	–	–
Defined benefit obligation, net	$22,170	$19,663

The Company has an unfunded retirement obligation of $28.1 million as at December 31, 2019 (2018 – $24.8 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $7.0 million in 2020. Actual benefit payments in future periods will fluctuate based on employee retirements.

The Company has a net funded retirement asset of $5.7 million as at December 31, 2019 (2018 – $4.7 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.2 million as at December 31, 2019 (2018 – $0.4 million) in Europe. The Company estimates that it will make additional contributions relating to its defined benefit pension plan in Canada of $1.0 million in 2020.

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These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 8 years.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2019 and 2018 is as follows:

For the years ended December 31	2019	2018
Net defined benefit pension plan expense:
Current service cost	$2,639	$1,981
Past service cost	–	1,279
Net interest cost	800	827
Total net defined benefit pension plan expense	$3,439	$4,087

The Company’s current year actuarial losses, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

For the years ended December 31	2019	2018
Actuarial loss	$(4,479)	$(1,483)

The Company had no minimum funding requirement for the years ended December 31, 2019 and 2018.

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2016 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2020.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2019, the weighted average discount rate for the defined benefit obligation was 3.0% (2018 – 3.9%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $5.2 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2019 and 2018 is as follows:

As at	Dec 31 2019	Dec 31 2018
Equity securities	18%	20%
Debt securities	57%	57%
Cash and other short-term securities	25%	23%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2019 was $9.6 million (2018 – $8.7 million).

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22. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements up to 2042. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2019

2020	2021	2022	2023	2024	Thereafter
$ 458,859	$ 398,267	$ 356,268	$ 356,861	$ 375,281	$ 1,386,390

In the above table, the Company has included natural gas commitments at the contractual volume and prices.

b) Other commitments:

The Company has future minimum payments relating primarily to vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2019

2020	2021	2022	2023	2024	Thereafter
$ 58,715	$ 1,390	$ 539	$ 539	$ 539	$ 3,273

c) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.2 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2019, the Company also had commitments to purchase methanol from other suppliers for approximately 1.2 million tonnes for 2020 and 1.2 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2019	Dec 31 2018
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. (“Methanex Egypt”)	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited[1]	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[2]	Trinidad	Production	63.1%	63.1%

[1]	Waterfront Shipping Company Limited has a controlling interest in multiple ocean going vessels owned through less than wholly-owned entities as disclosed in note 24.

[2]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2019 of $359 million (2018 – $512 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2019 and provided in the summarized financial information in

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note 6 include receivables owing from Atlas to the Company of $17 million (2018 – $10 million), and payables to Atlas of $69 million (2018 – $134 million). The Company has total loans outstanding to Atlas as at December 31, 2019 of $76 million (2018 – $76 million) which are unsecured and due at maturity.

Remuneration received by non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2019	2018
Short-term employee benefits	$9,097	$6,829
Post-employment benefits	767	977
Other long-term employee benefits	50	52
Share-based compensation expense (recovery)[1]	127	(4,725)
Total	$10,041	$3,133

[1]	Balance includes realized and unrealized gains (losses) from share-based compensation awards granted.

24. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at	Dec 31, 2019			Dec 31, 2018
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Current assets	$158,436	$25,471	$183,907	$158,903	$73,431	$232,334
Non-current assets	653,495	182,248	835,743	670,819	142,790	813,609
Current liabilities	(74,498)	(22,326)	(96,824)	(86,155)	(13,625)	(99,780)
Non-current liabilities	(156,058)	(153,842)	(309,900)	(170,034)	(165,766)	(335,800)
Net assets	581,375	31,551	612,926	573,533	36,830	610,363
Carrying amount of Methanex non-controlling interests	$278,780	$19,895	$298,675	$275,303	$21,325	$296,628

For the years ended December 31	2019			2018
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Revenue	$171,532	$36,500	$208,032	$404,936	$34,759	$439,695
Net and total comprehensive income	4,182	7,834	12,016	118,099	9,168	127,267
Net and total comprehensive income attributable to Methanex non-controlling interests	24,697	3,902	28,599	84,418	4,584	89,002
Equity contributions by non-controlling interests	$–	$–	$–	$–	$5	$5
Acquisition of non-controlling interests	–	(2,219)	(2,219)	–	–	–
Impact of adoption of IFRS 16	(3,355)	–	(3,355)	–	–	–
Distributions paid and accrued to non-controlling interests	$(17,865)	$(3,113)	$(20,978)	$(25,715)	$(11,006)	$(36,721)

For the years ended December 31	2019			2018
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Cash flows from (used in) operating activities	$68,022	$24,267	$92,289	$254,030	$21,556	$275,586
Cash flows from (used in) financing activities	(74,675)	(21,606)	(96,281)	(333,595)	62,382	(271,213)
Cash flows from (used in) investing activities	$(8,859)	$(3,723)	$(12,582)	$(3,619)	$(99,463)	$(103,082)

[1]	Comprised of multiple ocean going vessels controlled by Waterfront Shipping Company Limited through less than wholly-owned entities.

88    2019 Methanex Corporation Annual Report

25. Restatement:

On adoption of IFRS 15, Revenue from Contracts with Customers, we performed a comprehensive review of our revenue recognition including the criteria for assessing whether the Company was acting as a principal or as an agent in the sale of methanol from Atlas (our equity investee). Initially, the Company determined that there was no change to our assessment on adoption of IFRS 15 that the Company acts as an agent in these sales transactions. As a result, the Company continued to account for these transactions on a net basis, recognizing the commission earned on Atlas sales through revenue. After discussion with regulators and experts, and further consideration of interpretations of IFRS 15, the Company has changed its assessment of the control of Atlas produced methanol and determined it is the principal in these transactions. As a result, the Company has corrected the error and restated the presentation of revenue and cost of sales of Atlas produced methanol on a gross basis in the financial statements. As a result, the Company has restated its consolidated revenue and cost of sales in the consolidated statement of income for the year ended December 31, 2018 as noted below. There was no impact on operating income or net income from this change.

For the years ended December 31	2019	2018 As previously stated	Restatement to present Atlas revenue and cost of sales on gross basis	2018 As restated
Revenue[1]	$3,283,514	$3,931,847	$550,855	$4,482,702
Cost of sales and operating expenses[1]	$(2,799,937)	$(2,856,920)	$(550,855)	$(3,407,775)

[1]	Revenue and cost of sales and operating expenses for 2018 has been restated.

26. Subsequent events:

In March 2020, the Company announced the idling of its Titan plant effective March 16, 2020 and its Chile IV plant effective April 1, 2020 for an indefinite period. Both the Titan and Chile IV plants are adjacent to plants with continuing operations and are operated and managed by Methanex teams that continue to serve each site.

2019 Methanex Corporation Annual Report    89